Ternium S.A., Société anonyme Registered office: 26 Boulevard Royal, 4th floor L-2449 Luxembourg R.C.S. Luxembourg B 98 668 www.ternium.com

TERNIUM S.A. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS
OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83

July 19, 2022

Office of Manufacturing, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-4631.

Attention: Mr. John Coleman
Mr. Charles Eastman
Ms. Claire Erlanger

Re: Ternium S.A.
Form 20-F For the Year Ended December 31, 2021
Form 6-K furnished April 27, 2022
File No. 1-32734

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated June 30, 2022, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer (the “Comment Letter”). The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type.

Form 6-K furnished April 27, 2022

Earnings Release for the First Quarter 2022, page 10

1. We note that your reconciliation of EBITDA begins with operating income. Please note that EBITDA should be reconciled to the most comparable IFRS measure which is net income. Please revise accordingly. See Question 103.02 in the SEC Staff's Compliance & Disclosure Interpretation on Non-GAAP Financial Measures.

R: The Company acknowledges the Staff’s comment and confirms that, in future reports and earnings releases, when presented as a performance measure, EBITDA will be reconciled to net income.

The following table sets forth the reconciliation of the EBITDA measures reported in the earnings release for the first quarter 2022 to net income:

For purposes of the table below, EBITDA equals net income adjusted to exclude net financial results, income tax expense, depreciation and amortization. Adjusted EBITDA equals EBITDA adjusted to exclude the equity in earnings of non-consolidated companies:

$ million	1Q 2022	4Q 2021	1Q 2021
Net income	877.5	1,135.8	706.7
Less: net financial results	(60.9)	20.9	16.0
Plus: income tax expense	179.4	342.4	261.6
Plus: depreciation and amortization	149.5	146.2	151.6
EBITDA	1,267.3	1,603.5	1,103.9
Less: equity in earnings of non-consolidated companies	58.7	98.7	46.5
Adjusted EBITDA	1,208.5	1,504.7	1,057.4

2. We note your disclosure on page 3 of EBITDA by segment. Please revise to include a reconciliation of this measure to the most comparable IFRS measure.

R: The Company advises the Staff that Ternium does not report net income by segment. Accordingly, the Company will no longer report EBITDA by segment in future reports and earnings releases.

Form 20-F for the Year Ended December 31, 2021

Item 4. Information on the Company
Mine Production Facilities, page 39

3. Item 1303(a)(1)(i) requires all mines in which you have a direct or indirect economic interest to be included in the summary disclosure. Please tell us why the mining operations owned by USIMINAS were not included in your mineral property summary disclosure as required by Item 1303(a)(2) of Regulation S-K.

R: The Company advises the Staff that the mining operations owned by Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) were not included in Ternium’s mineral property summary disclosure because Ternium does not view Usiminas’ mining operations as material to the Company’s mining activities in the aggregate. The Company’s materiality assessment is based on the following:
a.Ternium’s interest in Usiminas represents only 20.4% of Usiminas’ capital. Although Ternium has a participation in the control group of Usiminas, Ternium is not able to direct on its own Usiminas’ policies or business and, accordingly, Ternium accounts for its investment in Usiminas using the equity method of accounting and does not consolidate Usiminas’ operations;

b.Ternium has not made and does not expect to make any investment in Usiminas’ mining production and does not derive any direct benefit from Usiminas’ mining activities. Usiminas’ mines are not integrated into Ternium’s mining activities, the Company does not manage Usiminas’ mining operations, and Ternium does not source iron ore from Usiminas; and

c.Ternium’s equity results from its investment in Usiminas accounted for less than 10% of the Company’s net income in 2021. This figure includes the contribution of all of Usiminas’ business units (i.e., steel, mining and steel transformation), with the mining business unit representing approximately 30% of Usiminas’ consolidated operating profit.

Based on the above circumstances, the Company concluded that there is no substantial likelihood that a reasonable investor would attach importance to information on mining operations owned by Usiminas in determining whether to purchase Ternium’s securities. Accordingly, in light of the principles-based disclosure contemplated by Item 1303(b)(2)(iii) of Regulation S-K, the Company believes that its disclosure of mining operations is in compliance with applicable regulation.

4. We note disclosure on page 42 that none of your iron ore mines is considered to be material on an individual basis. Please tell us how you assess mining property materiality and how you made this determination. In your response, to the extent applicable, please address the availability of alternative sources of iron ore and cost savings associated with internal iron ore sourcing versus external iron ore sourcing.

R: In assessing whether any mining property is material to the Company’s business or financial condition, the Company considered both quantitative and qualitative factors, which were assessed in the context of Ternium’s overall business and financial condition. In particular, the Company considered the participation of each mining subsidiary on Ternium’s consolidated net sales, total cost, operating results and value of property, plant and equipment (PP&E), which is set forth in the following table:

Year 2021 ($ million)	Las Encinas	Peña Colorada	Ternium	Las Encinas / Ternium	Peña Colorada / Ternium
Net sales	319.6	201.9	16,090.7	2.0%	1.3%
Total cost	177.6	153.6	10,819.6	1.6%	1.4%
Operating result	141.9	48.3	5,271.1	2.7%	0.9%
Net income	85.0	25.2	4,367.2	1.9%	0.6%
PP&E	159.3	226.8	6,431.6	2.5%	3.5%

In addition, for purposes of its materiality determination, the Company considered the benefits that Ternium derives from its ability to source iron ore from its mining operations and concluded that:

a. the Company does not rely on its mining operations as an exclusive iron ore source as there are alternative sources of iron ore in the international market to supply the Company’s iron ore requirements; and

b. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

5. Please revise to include the internal control disclosure required under Item 1305 of Regulation S-K.

R: Ternium acknowledges the Staff comment and confirms that, in future filings, the Company will disclose the internal controls used in its exploration and mineral resource and reserve estimation efforts.

Ternium has in place quality control and quality assurance processes and procedures to estimate mineral resources and reserves. Ternium adopted internal procedures that describe the systems and processes to effectively manage mining activities. These procedures follow industry practices, are managed by experienced and qualified technical experts, and are regularly reviewed and updated.

In the field, information is managed by experienced professionals who follow specified procedures. Data derived from exploration drilling, field sampling, process tests, and end product quality is subject to thorough sample security and integrity protocols, field and laboratory quality assurance and quality control processes, as well as data validation procedures. Quality control processes and procedures vary depending on the specific nature of the drilling, sampling program or laboratory analysis.

Operational and historical data is subject to internal validation procedures. Compliance with such procedures is verified through internal database audits and spatial and statistical analyses.

The estimates of mineral resources and mineral reserves at Ternium’s mines and projects have been prepared by qualified persons. Mineral resource and reserve estimations for Ternium’s largest mine, Peña Colorada, are audited by an independent expert. In the case of smaller mines (Aquila and Las Palomas), Ternium relies on internal experts. In addition, external qualified professionals and companies collaborate with management to validate findings in relevant areas, including geotechnology, geology and mining design.

Mineral resource and reserve estimations are subject to normal industry risks, including metal prices, economic and market risks, metallurgical performance, and geological modeling. For geological risk, Ternium has modeling and estimation procedures following mining industry best practices, including drilling, core logging, sampling, and density protocols.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Estimates, page 73

6. We note that your Critical Accounting Estimates section on page 73 of MD&A refers to Note 3(bb). Please revise your disclosure for compliance with the requirements in Item 303 of Regulation S-K. In this regard, your disclosure should provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations to the extent the information is material and reasonably available. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. Please revise accordingly.

R: The Company respectfully advises the Staff that critical accounting estimates are determined in accordance with IFRS, based on the material impact that a change in the assumptions underlying calculations has, or is reasonably likely to have, on the Company’s financial condition or results of operations. Critical accounting estimates are disclosed in the Company’s financial statements and, because the Company prepares its financial statements in accordance with IFRS as issued by the IASB, the Company is not required to discuss information about its critical accounting estimates in Item 5 of its annual report on Form 20-F (as per Form 20-F's instructions). Notwithstanding, in response to the Staff comment, the Company makes the following remarks with respect to critical accounting estimates disclosed in the Company’s financial statements:

a.Goodwill impairment test. The Company did not deem necessary to include a sensitivity analysis up to its most recent filing because of the CGU’s significant excess of recoverable value over book value compared to the value of goodwill. The Company will continue to monitor the evolution of these values and, if necessary, will include the conclusion of its sensitivity analysis in future filings;

b.Loss contingencies. The Company bases its estimation of the values recognized under the provision for contingencies on the information provided by legal counsel and its analysis of the assumptions used to quantify the provision;

c.Allowance for obsolescence of supplies and spare parts and slow-moving inventory. As of December 31, 2021, 92% of a total allowance of $ 61.5 million corresponded to an allowance for obsolescence of supplies and spare parts. Following a conservative policy regarding the recoverable value of the inventory under analysis (which, in principal part, requires that the estimated recoverable value of inventory with an age higher than one year that continue to be recognized in the Financial Statements may not exceed 15% ), the Company considers that any changes to the calculation of these allowances would not have a material impact on the values recognized in the Company’s consolidated financial statements;

d.Useful lives and impairment of PP&E and other long-lived assets. The Company considered that, due to the excess of the recoverable value over the book value of the corresponding CGUs, a sensitivity analysis would not provide material information to users of its financial information. The Company will continue to monitor these values and, will include a sensitivity analysis whenever appropriate.

e.Mining reserve estimates. The Company monitors, and intends to continue to monitor, the evolution of mining reserves and its impact on the depreciation recognized in the income statement. The Company considers that any potential changes in reserves would not have a material financial impact and, accordingly, intends to exclude this estimate from the critical accounting estimates in future filings; and

f.Post-employment obligation estimates. The Company respectfully advises the Staff that a sensitivity analysis of its post-employment benefits is included in note 20 to the Company’s consolidated financial statements.

Note 4. Segment Information, page F-40

7. We note your disclosure that the reportable Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. You also disclose that the four operating segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. Please explain to us how you have determined that aggregation of these four operating segments is appropriate under paragraph 12 of IFRS 8. As part of your response, please provide us with your aggregation analysis which includes consideration of economic similarities as well as each consideration outlined in paragraph 12 of IFRS 8.

R: In response to the Staff’s comment, the Company informs the Staff that its four steel operating segments have been aggregated in the Steel reportable segment in accordance with paragraph 12 of IFRS 8, based on the following aggregation analysis:

a.Aggregation is consistent with the core principle that financial information must enable users to evaluate the nature and financial effects of the business activities in which the Company engages and the economic environments in which it operates;

b.Ternium’s four operating segments have economic similarities and financial effects, as follows:

1.during 2021, (i) Mexican sales represented 56% of aggregate sales to third parties, (i) Southern Region sales represented 21% of aggregate sales to third parties; and (ii) Brazil sales represented 9% of aggregate sales to third parties;

2.[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

3.[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

4. The four operating segments are also similar in each of the following respects:

i. nature of products and services: all four operating segments sell similar products to similar costumers (mainly used in the commercial, automotive, white goods, HVAC/lighting, agribusiness and canning industries in all the markets in which the Company participates). The Brazilian facility produces slabs, the majority of which are sold to Ternium’s subsidiaries in Mexico and Argentina, with the remaining production being sold to other steel producers.

The products sold by each operating segment have similar characteristics with different grades of added value.

ii. nature of production processes: the four operating segments share similar production processes, which start from iron ore or, in some cases, semi-finished steel (slabs and billets) either produced by the Company in other facilities or purchased from third parties, and obtain similar final products.

iii. type or class of customer for the products and services: Ternium’s customers are mainly located in the Americas and are similar in all four operating segments, with the most important customers being from the same industries.

A significant majority of Ternium’s sales (77% of the total sales) during 2021 were concentrated in Mexico and Argentina within the following sectors:

Mexico – Steel shipments by sector (2021)

Southern region – Steel shipments by sector (2021)

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

iv. methods used to distribute the products or provide the services: all four operating segments distribute their products by truck, rail and ship. Local sales are managed through local subsidiaries, and most of the export sales are made through a centrally-managed global distribution network.

v. nature of regulatory environment: there are no regulations applicable in the jurisdictions where the Company’s subsidiaries operate that have an impact on the determination of the segment aggregation.

8. We note that in your disclosure of segment information, you present several segment measures of profit or loss. Please tell us how your presentation of more than one measure of segment profit or loss complies with the guidance in paragraph 26 of IFRS 8

R: The Company respectfully advises the Staff that the Company uses operating income as its sole measure of segment profit or loss. (See also our response to comment 2). Management’s view is based on the information reviewed by the CODM (who, in the case of Ternium, is the Chief Executive Officer), which only presents financial information at the operating income level and does not disclose information at the net income level by reportable segment. Notwithstanding the foregoing, for the benefit of users of the Company’s financial statements, the Company proposes to adapt its disclosure in future filings as per the following model:

* * * * *

If you have any questions relating to this letter, please feel free to call Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603. He may also be reached by e‑mail at brownp@sullcrom.com.

Very truly yours,

/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

cc:	Magalie Cormier
(PricewaterhouseCoopers)
Diego E. Parise
Diego E. Parise
(Mitrani Caballero & Ruiz Moreno)

Patrick S. Brown
(Sullivan & Cromwell LLP)